UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

XTI Aircraft Company
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00007

Delaware	37-1589087
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Centennial Airport c/o XTI Aircraft Company 7625 S. Peoria Street, Suite 216A Englewood, CO 80112	80112
(Address of principal executive offices)	(Zip Code)

(303) 503-5660
Registrant’s telephone number, including area code

Common Stock, par value $0.001 per share
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

DESCRIPTION OF BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 4 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 8 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 10 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 11 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020	- 13 -

In this Annual Report, references to “XTI,” “we,” “us,” “our,” or the “Company” mean XTI Aircraft Company.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ii

DESCRIPTION OF BUSINESS

Overview

XTI Aircraft Company (“XTI” or the “Company”) is an aircraft development and manufacturing company whose mission is “to define the next era of sustainable travel.” Headquartered in Englewood, Colorado, the Company is developing a series of vertical takeoff and landing (“VTOL”) aircraft that take off like a helicopter and cruise like a fixed-wing business aircraft. Our initial model, the TriFan 600, is a six-passenger aircraft whose mission is to provide point-to-point air travel over distances of up to 600 nautical miles, fly at twice the speed and three times the range of a helicopter and cruise at altitudes of up to 29,000 feet.

The Company is committed to being a leader in sustainable air travel by establishing a platform that will enable us to incorporate the most advanced, commercially available hybrid-electric technology. We have and will continue to devote a significant amount of our own resources, while collaborating concurrently with leading technology developers, to target a reduction in CO2 emissions by up to 75% and noise pollution by up to 50% when compared to comparable aircraft and helicopters.

We believe that the TriFan 600 will be one of the first VTOL aircraft that will offer the speed and comfort of a business aircraft and the range and versatility of VTOL for a wide range of customer applications, including private aviation for business and high net worth individuals, emergency medical services, and commuter and regional air travel.

TriFan 600

The target TriFan 600 design will provide unique advantages over existing helicopters, turbo-prop and light jet aircraft. Since the aircraft will take off and land vertically, many users will enjoy significant time savings on a typical 500-mile trip by traveling point-to-point, or utilizing more convenient existing ground and airspace infrastructure (such as helipads) to avoid or reduce the time traveling on the ground to and from an airport. The TriFan 600 will be able to also takeoff and land conventionally adding to its utilization by its users.

XTI plans to assemble the TriFan 600 in house with supplier-provided components. The hybrid electric version of the TriFan 600 will feature a parallel hybrid propulsion system in which a turbine engine (for lift off) will supplement a hydrogen fuel cell-powered electric motor (for cruising) to provide adequate power in vertical take-off and landing mode. (See “Engineering and Development to Date.”) The turbine engine and electric motor will power a mechanical transmission with drive shafts powering gear boxes in each of the fans. This design will enable the Company to provide the desired performance and environmental objectives while overcoming weight obstacles inherent in electric battery technology.

By combining existing and future state-of-the-art technologies and components (including turbine engines, composites, software, advanced propulsion and fuel systems) into our patented proprietary design, we believe the TriFan 600 will be a commercially successful aircraft for the business and other aviation markets described below.

Engineering and Development to Date

XTI plans to seek certification of the TriFan 600 as a fixed-wing, VTOL aircraft. Initial concept and engineering analysis for the TriFan 600 was completed in April 2014. The Company then built a 65% scale prototype using an all-electric propulsion system and in May 2019 began initial hover tests.  The prototype was successfully hover-tested multiple times.  Constraints on financial resources and the shutdown of facilities due to the pandemic led the Company to suspend further testing and engineering development in 2020.  Subsequent to raising the 2021 financing (see MD&A), the Company identified and hired a number of engineers (individuals and consultants) who previously served the Company as consultants to establish its core engineering organization. Key individual engineers were transitioned to full-time employment in August 2021. Leading the team is Michael Hinderberger who serves as SVP Engineering and Technology.  XTI subsequently expanded its engineering team to approximately twenty-five engineers. The Company also retained consulting firms to provide specialized engineering technical knowledge to complement its in-house team.

Upon the retention of a full-time engineering team, the Company finalized a detailed plan to complete its preliminary design review (“PDR”), a phase which sets the stage for detailed design and test procedures development. This phase commenced in 2021 and was completed in February 2022, leading to a number of design updates required to deliver the performance goals established for the TriFan 600.

The Company updated the exterior design of the TriFan 600 resulting in improvement to the propulsion system, the wing fans location and the horizontal tail, all of which had a positive impact on the performance and efficiency of the aircraft.  Design and engineering for other systems, including the landing gear, cockpit visibility, cabin sizing and structural integrity were also advanced significantly during 2021.

During the 2021 process of design discovery and analysis, the team concluded that achieving optimum performance of the full-scale TriFan 600 would not be possible with a hybrid-electric propulsion system until further advances in battery power.  The Company began to explore, as an alternative, the utilization of hydrogen fuel cells in order to retain the TriFan 600’s stated mission profile of substantially reducing CO2 emissions. While a hydrogen fuel cell would also enable significant reduction in carbon emissions per nautical mile compared to today’s petroleum-powered jet aircraft and helicopters, the development of hydrogen fuel cells -- along with the related infrastructure, cost, regulatory approvals and other factors needed for that type of hybrid-electric configuration – has not yet reached commercial maturity.  To adhere to the Company’s target timeline for obtaining Federal Aviation Administration (“FAA”) certification for the TriFan 600 in the 2026 time period, the Company is continuing to pursue development of the TriFan 600 with a propulsion system consisting of two certified “off-the-shelf” turbine engines. Current engine suppliers have stated that these engines will be able to burn sustainable aircraft fuel (“SAF”), which would allow the TriFan 600 to deliver significant CO2 emissions reduction using this alternative design. The Company is also monitoring advances and analyzing hybrid-electric propulsion using hydrogen fuel cells.

The PDR phase included the identification of the Company’s supply chain. The team, through the design phase, has identified and started negotiating with key suppliers globally to support each of the components or systems of the TriFan 600, requesting proposals from each. Consequently, a baseline bill-of-materials (“BOM”) has been established. The next target milestones include critical design review (“CDR”) and building a full-scale flight test aircraft. Achieving these milestones is fully dependent on the Company raising an additional $40 million of financing subsequent to the date of this filing. Completion of these two key milestones is estimated to take approximately two years. Following the completion of the first full-scale flight test aircraft, certification from the FAA is expected to take an additional eighteen months to two years to achieve.

The Market

Our target customers for the TriFan 600 include business jet and helicopter operators, global and regional airlines, companies who own and operate their own private jets, emergency medical services and individuals. In terms of current market size, the 2020 year-end General Aviation Aircraft Shipment Report of the General Aviation Aircraft Manufacturers Association (“GAMA”) estimates total business aircraft shipment and billings for 2020 at over $20 billion.

Business jet and helicopter operators provide services in the private aviation sector. Such services are essential for tens of thousands of individuals, companies and organizations of all kinds. They provide their customers with key benefits including:

•	minimizing travel time
•	allowing for flexible schedules
•	increasing productivity
•	ensuring employee safety and security
•	enabling the delivery of sensitive equipment
•	allowing for multiple stops in a single day

The Company believes the differentiating performance capabilities of the TriFan 600 will be attractive to customers in this market allowing it to disrupt the existing market . Early demand for the TriFan 600 is indicated by the Company’s conditional executed aircraft orders and reservations for the delivery of 202 aircraft as of December 31, 2021. These orders and reservations represent the potential for approximately $1.6 billion in future gross revenue upon delivery of those aircraft. These include Aircraft Reservation Deposit Agreements (which provide for refundable deposits which serve to prioritize a customer’s delivery slot when the aircraft becomes available for delivery), as well as firm binding orders. While these deposits represent the potential for future revenue, that revenue may not be earned for many years, if at all, depending on the Company’s success in having the TriFan 600 certified by the FAA.

In contrast to other types of eVTOL aircraft (essentially those that are for short range air-taxis for urban transport) being developed by other companies, the TriFan 600 will have much longer range -- 600 nautical miles plus the flexibility to take off and land either vertically or conventionally. The Company expects its customers will be able to use much of the existing infrastructure on the ground, including more than 5,000 existing helipads in the U.S. alone, as well as other landing areas where it is safe and legal to land and take off, including job sites, grassy areas, driveways, back yards, other paved and improved surfaces, hospital helipads and regional airports. The TriFan 600 will provide increased connectivity between communities as well as generate time savings to travelers. XTI -also expects to be helped by the expected expansion of the landing pads, vertiports and other infrastructure that will accommodate the eVTOL air taxis. Owners and users of the TriFan are likely to be able to access to many of those facilities, including increasingly convenient urban locations around the world which should allow XTI to participate in the upcoming and not yet established air taxi market.

The Company recently increased the base price of the aircraft from approximately $6.5 million to $7.5 million. We believe this change will not affect (i) expected margin nor (ii) the potential market for our aircraft.

Competition

The private jet aircraft market is extremely competitive. Although the Company believes it is the only vertical takeoff and landing aircraft that offers the speed and comfort of a business aircraft with the range and versatility of VTOL at a purchase price and with operating costs that differentiate it from its competitors, the Company faces a significant number of original equipment manufacturers (“OEM”) competitors most of whom are larger, better known and better resourced financially than the Company.

The Company expects the market for private and business jet aircraft to remain highly competitive. We intend to compete with other aircraft manufacturers by providing our customers with a higher quality, environmentally friendly aircraft with unique differentiating features at a competitive purchase price.

Business Model and Plan

The Company intends to be an OEM and plans to assemble the TriFan 600 with parts purchased from third-party specialized aviation component suppliers.

The TriFan’s 600 expected purchase price and a typical customer’s 5-year estimated operating costs for the aircraft position the TriFan 600 as a cost-effective alternative to many of its competitors.

Although the main source of the Company’s revenue will be aircraft sales, the Company expects to derive multiple revenue streams from training, maintenance, leasing, insurance and power by the hour programs. For some of these revenue sources, the Company may partner with industry experts to leverage expertise and cost but these are yet to be identified.

In 2021, the Company was successful in raising (i) approximately $475,000 in crowdfunding financing, (ii) $2.5 million investment from individual investors, (iii) $5.4 million in a joint venture and (iv) a sub $1 million non-refundable deposit for an aircraft order.

Aviation Regulations

In the U.S., civil aviation is regulated by the FAA, which controls virtually every aspect of flight from pilot licensing to aircraft design and construction. The FAA requires that every civilian aircraft that flies in the U.S. carry a valid “type certificate” and airworthiness certificate issued by the FAA or a foreign civil aviation authority.

The Company intends to seek approval for the design of the TriFan 600 by obtaining a standard Type Certificate under Federal Aviation Regulations. The Company plans to submit its initial certification plan soon after it secures at least $10 million of the additional $40 million of further financing referred to in “Engineering and Development to Date” above. The FAA will oversee extensive testing and analysis of the TriFan 600 to confirm the aircraft’s safety, stability, reliability and performance and compliance with the applicable airworthiness standards.

In addition, once FAA issues a type certificate to the Company, we intend to apply for a production certificate for its manufacturing process. Therefore, TriFan 600 aircraft that are manufactured by XTI in accordance with the type certificate and the production certificate will be delivered to customers along with a certificate of airworthiness.

Since XTI will not be permitted to deliver commercially produced aircraft to customers until it has obtained FAA certification, no material sales revenue will be generated before FAA certification issues. The process of obtaining a valid type certificate, production certificate and airworthiness certificate for the TriFan 600 will take several years. Any delay in the certification process will negatively impact the Company by requiring additional funds be spent on the certification process and by delaying the Company’s ability to sell aircraft.

In addition to the FAA, customers’ operation of the TriFan 600 will be regulated by various state, county, and municipal agencies. Specifically, flight of the TriFan 600 will be regulated by the FAA, while the ability to take off and land will be governed by the FAA and various zoning restrictions imposed by non-federal agencies in each location where an owner of the TriFan 600 intends to operate. These restrictions vary by location and may limit the TriFan 600 to landing in already zoned areas. However, there are currently over 5,000 helipads in the U.S. where helicopters are allowed to land. Thus, the Company expects that customers will be able to legally land the TriFan 600 in these locations and at thousands of other paved areas or grassy areas as well as smaller general aviation airports unavailable to jets.

Intellectual Property

XTI has received a utility patent (US Patent 9,676,479) and a design patent (US Patent D741247) for a VTOL aircraft that includes a pair of ducted lift/thrust fans that are rotatably moveable between the lift and thrust positions. Based on those U.S. patents, the Company has also applied for and has been issued multiple additional foreign utility patents, including from China, Japan, Europe and Canada. We have sought to protect the intellectual property of the Company through the use of patents and trade secrets. Employee and third-party consultants have signed non-disclosure agreements with the Company which include standard provisions related to assignment of work product and other requirements to further protect its proprietary rights. The Company is continuing to develop intellectual property and it intends to aggressively protect its position in key technologies. The Company owns several trademarks protecting the Company’s name and logo. The Company’s intellectual property also includes extensive data, engineering analyses and other know-how.

The Company’s patent and patent applications cover various embodiments of a vertical take-off and landing aircraft. In general terms, a “utility patent” protects the way an article is used and works, while a “design patent” protects the way an article looks. The Company has obtained broad patent protection in both respects through the above-referenced patents. Under the European patent, the Company has applied for issuance of patents in the U.K., France, Germany and Italy, where it's likely the aircraft will be sold and widely used. Patents are also pending in Brazil.

Joint Venture Agreement with Xeriant

On May 31, 2021, the Company entered into a joint venture agreement with Xeriant, Inc. ("Xeriant"). Under the agreement, Xeriant will assist the Company with advancing the design and development of the TriFan 600 through a joint venture (the "JV"). The JV is managed by a management committee of five persons, three appointed by Xeriant, and two appointed by the Company. Each of Xeriant and the Company has a 50% interest in the JV. In exchange for its interests, the Company issued a non-exclusive license for the Company's patents to the JV for the purposes of carrying out the purpose of the joint venture agreement. Additional details about the joint venture agreement are described below under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

Impact of COVID-19 on Operations

The Company believes COVID-19 negatively impacted its ability to raise capital in 2020 and 2021. Limited financial resources and the cancellation of industry conferences and other marketing opportunities are believed to have limited the number of aircraft reservations and conditional purchase orders that otherwise could have been secured. In addition, as noted above, the Company suspended further tests of its 65% scale prototype in 2020.

The Company hired a number of team members in August 2021, who are working remotely. Therefore, it depends largely on virtual management, system controls and a number of virtual processes to advance the design of the TriFan 600.

The Company believes that sales of the TriFan 600, once certified, are not likely to be adversely affected by the pandemic. Currently, the pandemic has driven an increased interest in private aircraft as a means to avoid crowded airports and airlines, which may, in the future, continue to provide increased opportunities for the Company.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

The Company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then, we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development. We completed the initial conceptual engineering report for the TriFan 600 in April 2014 and completed our associated business plan in December 2014. As the date of the filing, the design has been updated along with the Company’s business plan.

Since our inception in 2009, we have been primarily engaged in research and development of the TriFan 600 aircraft. We have incurred net operating losses and negative cash flows from operations in every year since our inception. As of December 31, 2021, we had an accumulated deficit of $32,419,712.

Plan of Operations and Operating Results

The Company developed a detailed plan to complete its preliminary design phase, hire key members of its team and complete detailed design and development work to support the completion of a full-scale prototype test aircraft. In 2021, pandemic restrictions curtailed further testing of the 65% scale model. Until then, the Company expected that this version’s full-scale aircraft to take approximately 2 years to produce and the Company would require $25 million in total funding during this period.

However, at the date of the filing of this report, the Company has completed PDR which resulted in modifications to the design of the aircraft which will, in turn, require an updated test aircraft. This would require an estimated $40 million of additional financing and take approximately 2 years depending largely on the timing receipt of such financing.

The Company has increased the sale price of the aircraft from approximately $6.5 million to $7.5 million. We believe this change in expected sale price should not affect (i) expected margin nor (ii) the potential market for our aircraft. We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2025 or later.

As of December 31, 2021, we received orders for aircraft which generated $2,715,000 of cash from a combination of deposits and convertible notes. These funds will not be recorded as revenue until the orders for aircraft are delivered which may not be for many years or at all if we do not deliver the aircraft. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. Customers’ request for return of their refundable deposits could adversely affect the Company’s liquidity resources and the Company may be financially unable to return such deposits.

With the receipt of financing during 2021, the Company commenced operations by hiring a number of employees and consultants to accelerate the development of the aircraft. The Company intends to continue our design and development efforts by engaging key supply partners:

•	Establish vendors of key components of the full-scale proof of concept aircraft

•	Commission and complete trade studies

•	Complete preliminary design of critical path systems

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the Company to continue taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

•	Continue existing sales and marketing efforts

•	Attend and exhibit at major international trade shows as pandemic restrictions start to lift and as these events re-commence live

•	Receive additional refundable, escrowed deposit orders for the TriFan 600

We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the Company to raise additional capital in the future.

We execute our spending plans in each of these areas to be scalable to the amount of financing that we raise from investors. The Company will need additional capital to complete our development of the proof of concept and beyond as discussed above and is pursuing multiple alternatives (short/long term, equity and debt) for such funding

Losses from changes in fair value of Warrants and Xeriant Obligation

Private placement warrants and the Xeriant obligation are recorded as liabilities and subject to remeasurement to fair value at each balance sheet date. We expect to incur an incremental income (expense) in the statements of operations for the fair value adjustments for these outstanding liabilities at the end of each reporting period.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020.

Operating expenses for the year ended December 31, 2021 increased by $15,591,858 or 911%, compared to the year ended December 31, 2020. The increase was primarily driven by (i) an increase in non-cash stock compensation expense of $12,164,912 included within general and administrative expenses and (ii) increases in research and development and marketing expenditures as the Company received additional funding during 2021.

Research and Development Expenses

Research and development expenses consist primarily of personnel expenses, including salaries and benefits, costs of consulting, equipment and materials and information technology costs. We expect our research and development expenses to increase as we increase staffing to support aircraft engineering and software development, build aircraft prototypes and continue to explore and develop technologies.

Research and development costs to advance development of the TriFan 600 increased by $2,594,281 to $2,672,477 for the year ended December 31, 2021. The increase was primarily attributable to increases in personnel to support aircraft engineering, software development and manufacturing process development.

Selling and Marketing Expenses

Selling and marketing expenses consist of personnel expenses, including salaries and benefits, promotional consulting costs, business development and public relations. Selling and marketing expenses increased by $32,595 to $358,446 for the year ended December 31, 2021.

General and Administrative Expenses

General and administrative expenses consist of personnel expenses, including salaries and benefits of the executive management team and stock-based compensation. Other costs include, contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, depreciation, rent, information technology costs and utilities.

General and administrative expenses increased by $12,964,982 to $14,272,349 for the year ended December 31, 2021. The increase was primarily attributable to issuing more stock options to members of the executive management team, employees and other service providers as compensation for services, resulting in expense recognition of $12,467,732 for the year ended December 31, 2021. We also increased spend to support operations growth including increases in professional services cost related to legal, information technology, human resources and finance.

Other Expense

Other expense increased by $785,724 to $1,145,937 during the year ended December 31, 2021 from $360,213 for the year ended December 31, 2020. The increase was due to a loss of $400,805 from changes in fair value of outstanding warrants and the Xeriant obligation, a $331,720 increase in interest expense and a $53,199 increase in loan cost amortization expense relating to a loan that originated in 2021.

Interest expense increased from $360,213 for the year ended December 31, 2020 to $691,933 for the year ended December 31, 2021 as we recognized increased accretion of debt discount between the two periods. Interest expense for the years ended December 31, 2021 and 2020 included accretion of debt discount of $400,364 and $173,026, respectively, associated with options and warrants granted with the convertible notes.

Net Loss

Our net loss for the year ended December 31, 2021 was ($18,449,209) as compared to a net loss of ($2,071,627) for the year ended December 31, 2020, an increase of approximately 791%. Our accumulated deficit as of December 31, 2021 was ($32,419,712).

Liquidity and Capital Resources

Sources of Liquidity

We have incurred net losses and negative operating cash flows from operations since inception and we expect to continue to incur losses and negative operating cash flows for the foreseeable future until we successfully commence sustainable commercial operations. To date, we have funded our operations primarily with proceeds from the Joint Venture with Xeriant, customer reservation deposits and issuance of common shares and convertible notes.

Until we generate sufficient operating cash flow to fully cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of equity and debt financing to fund any future remaining capital needs. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock. If we raise funds by issuing debt securities, these debt securities would have rights, preferences and privileges senior to those of common stockholders. The terms of debt securities or borrowings could impose significant restrictions on our operations. The capital markets have in the past and may in the future, experience periods of upheaval that could impact the availability and cost of equity and debt financing.

Our principal uses of cash in recent periods were to fund our research and development activities, personnel cost and support services and fundraising. Currently, the Company requires additional capital to continue operations and is receiving funding from private investors. If we do not continue to receive funding from private investors or through a Regulation A or CF Offering, we anticipate that the Company would run out of funding in the fourth quarter 2022 based on our current cash balance and burn rate. Sales to private investors may involve primary sales by the Company on different terms than those in previous Regulation A and Regulation CF offerings. Our ability to receive additional investor financing may be harmed should affiliates and other holders of our securities attempt to sell their holdings.

Cash Flows

As of December 31, 2021, we had cash of $4,316,396 and a working capital deficit of ($5,481,097) as compared to cash of $122,899 and a working capital deficit of ($3,532,343) as of December 31, 2020.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended
	December 31,
	2021	2020
Net cash used in operating activities	$(4,410,327)	$(144,266)
Net cash used in investing activities	(47,201)	(144,762)
Net cash provided by financing activities	8,651,025	407,201

Net increase in cash	4,193,497	118,173

Cash - beginning of period	122,899	4,726

Cash - end of period	$4,316,396	$122,899

Net Cash Used in Operating Activities - 2021

Net cash used in operating activities for the year ended December 31, 2021 was $4,410,327, consisting primarily of a net loss of $18,449,209, adjusted for non-cash items and statement of operations impact from investing and financing activities which includes $12,467,732 stock-based compensation expense, $83,186 depreciation and amortization expense, $400,364 debt discount accretion, $400,805 fair value adjustments to warrants and the Company’s obligation to issue stock to Xeriant under the Joint Venture discussed below, and a net increase in our net working capital of $686,795. The net increase in our net working capital was primarily driven by the Company receiving $809,975 in proceeds from aircraft reservation deposits during the year ended December 31, 2021.

Net Cash Used in Investing Activities - 2021

Net cash used in investing activities for the year ended December 31, 2021 was primarily due to the purchase of engineering computer equipment and legal costs incurred relating to our patents.

Net Cash Provided by Financing Activities - 2021

During the year ended December 31, 2021, the Company received $2,387,500 in proceeds (net of $112,500 in loan costs) from the issuance of convertible notes to a syndicate of individual investors. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. Holders of the notes have the right to receive repayment of the notes upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The notes matures on May 23, 2024. The notes convert to common stock automatically upon the occurrence of the Company capital raising $10 million on or before May 23, 2024, or upon a change of control.

On May 31, 2021, the Company entered into a Joint Venture Agreement with Xeriant, Inc. (“Xeriant”) to advance the design and development of the TriFan aircraft. Per the agreement, Xeriant has the right to invest up to a total of $10 million in the Joint Venture (“JV”) . Under a Services Agreement between the Company and the JV, the JV has agreed to fund the Company monthly based upon billings received from the Company for development costs incurred. In exchange for Xeriant’s investment in the JV, the Company has agreed to issue to Xeriant up to 10% of the number of shares of the Company’s fully diluted issued and outstanding common stock immediately prior to the earlier of (i) the Company merging with a publicly-listed special purpose acquisition company (“SPAC” transaction) or into another entity (other than a SPAC) where the Company is valued at not less than $150 million, (ii) the Company raising (either in private placements or in an initial public offering) an aggregate gross proceeds of at least $30 million, (iii) at the election of Xeriant, if Xeriant has made a $10 million investment in the Company, or (iv) May 31, 2023. As of December 31, 2021, the Company received $5,407,580 in funding from the JV.

During 2021, the Company received $225,000 in additional funding from Robert Denehy, a related party, in exchange for a new convertible promissory note which replaced an existing convertible promissory note. The new convertible note has a principal amount of $1,254,529 with a maturity date of December 31, 2023 and bears interest at a rate of 10.0% per annum. Mr. Denehy has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023. The convertible note with Mr. Denehy was included as Exhibit 6.14 to our Offering Statement on the Form 1-A.

As with the year ended December 31, 2020, for the year ended December 31, 2021, we received funding through the sale of common stock to investors under a Regulation CF Offering. These sales accounted for net proceeds of $460,898. As the offering closed during 2021, we also received $79,150 in funds previously held in escrow. The Company is also required to file an annual report on Form C-AR which contains information and disclosures not required by this filing.

The Company also received $230,000 from the issuance of 162,500 shares of common stock between $1.30 and $1.50 per share during the year ended December 31, 2021.

We repaid $62,518 in net borrowings under a revolving line of credit entered into between the Company and our founder, Mr. Brody. We also repaid $76,585 in promissory notes to other related parties.

Cash Activity – 2020

For the year ended December 31, 2020, the Company received funding from Regulation CF Offering ($287,768), additional convertible note investment from Robert Denehy ($125,000), and from SBA loan ($65,000). The funding was partially offset by cash used in operations ($144,266), legal costs associated with patent activity ($144,762), and debt repayments ($64,748).

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions for the reported amounts of assets, liabilities, revenue, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. The accounting policies of the Company are set forth in the audited Financial Statements for the year ended December 31, 2021.

Recent Accounting Pronouncements

See Note 1 of our financial statements included elsewhere in this annual report for more information regarding recently issued accounting pronouncements.

Trends

Upon receiving additional funding during 2021 (see “MD&A”), the Company was able to significantly advance the development of the TriFan 600 aircraft design. In addition, the Company was able to increase its order book to a total of 202 aircraft, mainly through management’s contacts and network in the sector. The increase in backlog served to further validate management’s design vision of the TriFan 600.

However, XTI is facing headwinds due to recent geopolitical events that are negatively impacting the capital markets to continue advancing the TriFan aircraft to the next major milestones, which include critical design review of the aircraft and building a full-scale flight test aircraft..

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

XTI has assembled an experienced management team including aviation industry executives and professionals with decades of experience from the largest fixed wing and rotary wing aircraft companies in the world. The table below lists our directors and executive officers, their ages as of December 31, 2021 and the date of their first appointment to such positions. Each position is currently held with an indefinite term of office.

Name	Position	Age	Date of First Appointment
Executive Officers
David E. Brody	Chairman, Secretary	72	September 2009

Robert J. Labelle	Chief Executive Officer	67	February 2017

Charles Johnson	Chief Operating Officer	79	October 2019

Sarita Jha	Chief Financial Officer	59	September 2020

Directors

David Brody	Chairman, Director, Secretary	72	October 2009

Charles Johnson	Director	79	December 2014

Robert J. Labelle	Director	67	February 2017

Sarita Jha	Director	59	January 2021

Robert Denehy	Director	63	October 2017

Executive Officers

David Brody, Chairman of XTI and Director. Mr. Brody is the founder of the Company and Chairman of its Board. He designed the initial TriFan 600 configuration, technology and performance objectives. He formed the initial leadership team, filed for patents and began development of the TriFan aircraft in 2014. Mr. Brody is also the founder of the advanced technology helicopter Company, AVX Aircraft Company (an engineering design and U.S. defense contractor) and was its Chairman and Chief Executive Officer until 2013 and continues to serve on the AVX board. Mr. Brody, a lawyer, practiced law in Denver from 1974 to 2021, including with the international law firm, Hogan Lovells US LLP from 2013-2021. An inventor, he holds several patents for inventions in aircraft technology and other fields.

Robert J. Labelle, Chief Executive Officer and Director. Mr. Labelle joined XTI as its Chief Executive Officer in February 2017 after spending the prior three years as CEO of AgustaWestland North America. Prior to that, Mr. Labelle served as President of AgustaWestland Tiltrotor Company, the Company supporting development of the AW 609 Tiltrotor. He joined AgustaWestland in 2005 after a career in the U.S. Navy where he was program manager for several aircraft, including the E-2 Hawkeye, C-2 Greyhound, F/A-18 Foreign Military Sales and S-3B Viking.

Charles B. Johnson, Chief Operating Officer and Director. Mr. Johnson is an aviation executive and pilot with over 40 years of experience. Mr. Johnson became a director of the Company in December 2014. In February 2016 he was named interim CEO of the Company following the death of his predecessor. He served as President and COO of Cessna Aircraft Company from 1997 to 2003. He joined Cessna in 1979 and held successive positions of increasing responsibility. He began aviation career as a U.S. Air Force pilot and accumulated over 1,000 hours of military flight time in the F-105, serving in combat in Southeast Asia. He also served as the COO for Aero Electric Aircraft Corporation and Bye Aerospace prior to his role as COO of XTI.

Sarita Jha CFA, Chief Financial Officer and (from 2021) Director. Ms. Jha joined the Company in September 2020. From 2005 to 2015, she was Director, Principal Investments, for UniCredit Bank AG where she was responsible for managing the origination, structuring and execution of private equity investments for the Bank principal investments in Europe. From 2015 through 2020 she was a Managing Partner of Frontlight Partners Limited, an international advisory firm in London, England founded by senior financial executives with extensive experience in private equity, investment banking and operations. Her sectoral experience includes aerospace and manufacturing.

Non-Executive Director

Robert Denehy, Director. Mr. Denehy is the General Manager of Aerogulf Services, a commercial helicopter operator and maintenance facility located in Dubai. Mr. Denehy has been with Aerogulf Services since July 1995. At Aerogulf, Mr. Denehy oversees all engineering and operations for a Company that provides support to offshore oil and gas operations in the United Arab Emirates and throughout North Africa.

Significant Employees

Until June 2021 the Company utilized several full-time consultants and many part-time consultants to conduct its operations. Upon securing financing in 2021, the Company hired a number of full-time employees in August 2021. Key employees include Robert Labelle serving as CEO, Charlie Johns as COO and Sarita Jha serving as CFO, all previously were long-term consultants serving their respective positions. In addition, the Company hired Michael Hinderberger as SVP Engineering and Technology.

Compensation of Directors and Executive Officers

The following table sets forth information about the annual compensation of the four executive officers during our last completed fiscal year.

Name	Capacities in which compensation was received	Base Salary ($)	Cash Incentive Awards ($)	Stock Awards(1) ($)	Total compensation ($)
David Brody	Chairman, Secretary	60,000	$-0-	-0-	60,000
Robert Labelle	CEO	350,000	150,000	5,631,101	6,131,101
Charlie Johnson	COO	180,000	40,000	1,057,300	1,277,300
Sarita Jha	CFO	275,000	-0-	4,686,555	4,961,555

(1)  Stock awards are reported at grant date fair value in the year granted, as determined by applicable accounting standards.

Compensation of Directors

For the fiscal year ended December 31, 2021, we did not pay cash compensation to any of our non-executive directors for their services as directors. Our non-executive directors have received equity in lieu of cash compensation for their board service. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

Recent Changes to Directors and Executive Officers

On June 14, 2022, Robert Labelle and Sarita Jha left the company. On June 22, 2022, Michael Hinderberger was appointed CEO.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of December 31, 2021 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name and address of beneficial owner (1)	Amount and nature of beneficial ownership (2)	Amount and nature of beneficial ownership acquirable	Percent of class (3)
David Brody	25,000,000	-0-	70.2%
Current officers and directors as a group (6 persons)	26,811,944	-0-	75.3%

(1)	The address of those listed is c/o XTI Aircraft Company, 7525 S. Peoria Street, Suite 216A, Englewood, CO 80112
(2)	Unless otherwise indicated, all shares are owned directly by the beneficial owner.
(3)	Based on 35,602,391 shares outstanding as of December 31, 2021.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Mr. Brody

The Company entered into an amended convertible note agreement with Mr. Brody in 2021 that consolidated a number of his outstanding notes (the “Replacement Note”). As of December 31, 2021, the Replacement Note had an outstanding principal balance of $1,007,323. The Replacement Note accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the Replacement Note at a rate of 10% per annum. The Replacement Note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $20.0 million in total from investors;

•	$250,000 matures once the Company receives at least $25.0 million in total from investors;

•	$250,000 matures once the Company receives at least $30.0 million in total from investors; and

•	$257,323 matures once the Company receives at least $35.0 million in total from investors.

Mr. Brody has the right to receive repayment of the Replacement Note upon maturity in either cash or in shares of common stock of the Company. He may, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at any time on or before the fourth maturity date.

For cash forecasting purposes, we have assumed that Mr. Brody will receive cash payments totaling $1,007,323 plus accrued interest if the maximum offering is achieved. Mr. Brody will not receive any cash payments for the convertible loan unless we raise at least $20 million. During 2021, the Company paid $66,000 to Mr. Brody for strategic and legal consultation services.

Transactions with Estate of Jeff Pino

Mr. Jeff Pino was the former CEO of the Company. He passed away in February 2016. Mr. Pino’s estate holds two convertible demand promissory notes from the Company (the “Pino Notes”) in the principal amount of $47,268 and $50,000, respectively. The Pino Notes do not carry a maturity date, but Mr. Pino’s estate can request repayment of the notes at any time. In addition, Mr. Pino’s estate can elect to have all or any portion of the notes repaid in common stock of the Company using the good faith estimated value of the Company (as agreed between the Company and Mr. Pino’s estate) to determine the number of shares to be issued as repayment. In February 2019, the Company reached an agreement with Mr. Pino’s estate to retire the outstanding Pino Notes in exchange for cash and the return of 2,347,826 shares of Common Stock held by the estate once all payments have been made.

During 2021, the Company fully repaid the Pino Notes resulting in the 2,347,826 shares held by Mr. Pino’s estate being returned to the Company.

Robert Denehy’s Consulting Agreement and Convertible Note

Mr. Denehy’s consulting agreement with the Company, effective October 25, 2017, provides for certain payments upon the event of the Company raising equity and debt financing from investors introduced to the Company solely by Mr. Denehy. Mr. Denehy will receive compensation based upon the amount of financing actually received from investors introduced by him alone of:

•	Cash compensation equal to 2.0% of the cash received by the Company; and

•	Options or shares equal to 2.0% of the cash received by the Company. The number of shares will be calculated using the same price per share actually paid by the investor.

In addition, Mr. Denehy is the holder of a convertible promissory note from the Company (the “Denehy Note”) in an original principal amount of $982,782 representing amounts loaned to the Company by him. The Denehy Note called for interest rate of 10.0% per annum. In April 2021, the principal and accrued interest on this note (totaling $1,029,529) plus an additional $225,000 of new cash were combined into a new convertible note with a principal balance of $1,254,529 (the “New Denehy Note”) and warrants for 627,264 shares of common stock with an exercise price of $1.50 per share. The original convertible note with Mr. Denehy and the warrants issued under such note were cancelled in exchange for the New Denehy Note.

The New Denehy Note bears interest of 10.0% per annum and matures on December 31, 2023. Mr. Denehy may elect to convert all or a portion of the principal amount of the convertible note into shares of the Company at a per share price of $1.00.

OTHER INFORMATION

None.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2021 AND DECEMBER 31, 2020

The balance sheets of XTI Aircraft Company for the fiscal years ended December 31, 2021 and December 31, 2020 and the statements of operations, changes in stockholders' deficit and cash flows of XTI Aircraft Company for each such period have been included in this Annual Report with the Independent Auditor’s Report of BF Borgers PC for 2020 and 2021, an independent certified public accountant and upon the authority of said firm as expert in accounting and auditing.

XTI Aircraft Company

Financial Statements

and

Independent Auditor’s Report

December 31, 2021 and 2020

XTI Aircraft Company

To the Board of Directors of

XTI Aircraft Company

Englewood, Colorado

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of XTI Aircraft Company

Opinion on the Financial Statements

We have audited the accompanying balance sheets of XTI Aircraft Company as of December 31, 2021 and 2020, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

BF Borgers CPA PC

5400 West Cedar Ave | Lakewood, CO 80226

p: 303.953.1454

contact@bfbcpa.com | www.bfbcpa.us

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2021

Lakewood, CO

July 12, 2022

BF Borgers CPA PC

5400 West Cedar Ave | Lakewood, CO 80226

p: 303.953.1454

contact@bfbcpa.com | www.bfbcpa.us

xti aircraft company

Balance Sheets

	December 31,
	2021	2020

Assets

Current assets:
Cash	$4,316,396	$122,899
Escrow receivable	-	79,153
Tax receivable (Note 11)	170,207	-
Prepaid expenses and other current assets (Note 2)	79,390	-
Total current assets	4,565,993	202,052

Property and equipment, net (Note 2)	31,631	-
Patent, net	294,446	308,863
Trademarks	7,518	7,518

Total assets	$4,899,588	$518,433

Liabilities and Stockholders’ Deficit

Current liabilities:
Accounts payable	$454,243	$586,885
Accounts payable – related party	825,000	1,306,422
Accrued and other current liabilities (Note 2)	143,494	48,704
Accrued interest	390,557	325,020
Customer deposits	1,099,945	289,970
Convertible and promissory notes - related party (Note 4)	1,071,307	837,444
Revolving line-of-credit - related party (Note 3)	-	85,791
Warrant liability	345,292	254,159
Xeriant obligation (Note 5)	5,717,252	-
Total current liabilities	10,047,090	3,734,395

SBA loan	64,683	65,000
Convertible and promissory notes - related party, net of unamortized discounts and loan costs of $1,063,375 and $548,284 as of December 31, 2021 and 2020, respectively (Note 4)	3,301,154	1,160,482
Total liabilities	13,412,927	4,959,877

Commitments and contingencies

Stockholders’ deficit:
Common stock, $0.001 par value, 100,000,000 shares authorized at December 31, 2021 and 2020, 35,602,391 and 37,398,697 shares issued and outstanding, respectively	35,602	37,399
Additional paid-in capital	23,870,771	10,606,431
Accumulated deficit	(32,419,712)	(15,085,274)
Total stockholders’ deficit	(8,513,339)	(4,441,444)

Total liabilities and stockholders’ deficit	$4,899,588	$518,413

See Independent Auditor’s Report and notes to financial statements.

xti aircraft company

Statements of Operations

	For the Years Ended
	December 31,
	2021	2020
Operating expenses:
Selling and marketing	$358,446	$325,851
Research and development	2,672,477	78,196
General and administrative	14,272,349	1,307,367
Total operating expenses	17,303,272	1,711,414

Operating loss	(17,303,272)	(1,711,414)

Other expense:
Interest expense	(291,569)	(187,187)
Interest expense – discount accretion	(400,364)	(173,026)
Loan cost amortization	(53,199)	-
Change in value of warrant	(91,133)	-
Change in value of Xeriant obligation	(309,672)	-
Total other expense	(1,145,937)	(360,213)

Net loss	$(18,449,209)	$(2,071,627)

Weighted average common shares outstanding during the year	36,500,545	37,083,729
Net loss per common share – basic and diluted	$(0.51)	$(0.06)

See Independent Auditor’s Report and notes to financial statements.

xti aircraft company

Statements of Changes in Stockholders’ Deficit

For the Years Ended December 31, 2021 and 2020

	Common Stock		Additional	Accumulated
	Shares	Amount	Paid-In Capital	Deficit	Total
Balance at December 31, 2019	36,768,759	$36,769	$9,352,120	$(13,013,647)	$(3,624,758)

Issuance of shares through Reg CF offering ($1.50)	218,042	$218	$327,102		$327,320

Issuance of shares for compensation	86,667	$87	$129,913		$130,000

Issuance of previously legally obligated shares never issued	340,136	$340	$-		$340

Stock-based compensation - options			$302,820		$302,820

Stock-based compensation - warrants			$89,488		$89,488

Net Issuance of warrants with convertible note			$444,322		$444,322

Share adjustment	(14,907)	$(15)	$-		$(15)

Offering Costs			$(39,334)		$(39,334)

Net loss				$(2,071,627)	$(2,071,627)
Balance at December 31, 2020	37,398,697	37,399	10,606,431	(15,085,274)	(4,441,444)

Issuance of shares through Reg CF offering ($1.50)	389,020	$389	$535,702		$536,091

Issuance of common stock	162,500	$162	$229,838		$230,000

Stock-based compensation - options			$12,467,732		$12,467,732

Issuance of previously accrued stock option compensation			$362,531		$362,531

Issuance of stock options with convertible note			$529,362		$529,362

Net Issuance of warrants with convertible note			$326,791		$326,791

Forfeiture of common stock	(2,347,826)	$(2,348)	$2,348		$-

Offering Costs			$(75,193)		$(75,193)

Adoption of ASU 2020-06 - reversal of Prior Year BCF			$(1,114,771)	$1,114,771	$-

Net loss				$(18,449,209)	$(18,449,209)
Balance at December 31, 2021	35,602,391	35,602	23,870,771	(32,419,712)	(8,513,339)

See Independent Auditor’s Report and notes to financial statements.

xti aircraft company

Statements of Cash Flows

	For the Years Ended
	December 31,
	2021	2020
Cash flows from operating activities
Net loss	$(18,449,209)	$(2,071,627)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	3,661	-
Amortization of intangible assets	26,326	38,138
Amortization of loan costs	53,199	-
Accretion of debt discount to interest expense	400,364	173,026
Change in fair value of warrant liability	91,133	-
Change in fair value of Xeriant obligation	309,672	-
Stock issuance for compensation	-	130,000
Stock compensation expense	12,467,732	302,820
Warrant compensation expense	-	89,488
Changes in operating assets and liabilities:
Receivables, prepaids, and other current assets	(249,597)	-
Accounts payable and accrued expenses	(37,934)	217,017
Accounts payable - related party	(118,891)	794,632
Customer deposits	809,975	-
Accrued interest	283,242	182,240
Net cash used in operating activities	(4,410,327)	(144,266)

Cash flows from investing activities
Purchase of computer equipment	(35,292)	-
Patent issuance costs	(11,909)	(144,762)
Net cash used in investing activities	(47,201)	(144,762)

Cash flows from financing activities
Proceeds from convertible notes, net of loan costs	2,612,500	125,000
Repayments of promissory and convertible notes	(76,585)	(43,000)
Proceeds from Reg CF offering, net	460,898	287,768
Net changes in escrow receivable	79,150	(5,819)
Proceeds from SBA loan	-	65,000
Net borrowings (payments) on revolving line-of-credit	(62,518)	(21,748)
Proceeds from Joint Venture with Xeriant Inc.	5,407,580	-
Proceeds from issuance of common stock	230,000	-
Net cash provided by financing activities	8,651,025	407,201

Net increase (decrease) in cash	4,193,497	118,173

Cash - beginning of period	122,899	4,726
Cash - end of period	$4,316,396	$122,899

Supplemental Disclosure of Non-Cash Financing Activities:
Warrants and options issued as broker compensation	$151,366	$89,488
Conversion of accrued interest to convertible note payable	$217,705	$147,729
Conversion of existing related party notes to convertible note payable	$836,365	$-
Net warrants and options issued with convertible notes	$704,787	$444,322

Cash paid for interest was $3,000 and $0 during the years ended December 31, 2021 and 2020, respectively.

See Independent Auditor’s Report and notes to financial statements.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

Note 1 - Description of Business and Significant Accounting Policies

XTI Aircraft Company (the “Company,” “XTI,” or “we”) is a privately owned development-stage aircraft manufacturer incorporated in Delaware in 2009 to develop vertical takeoff and landing (VTOL) airplanes. XTI is creating a revolutionary solution for the business aviation industry. Once developed, this VTOL airplane, the TriFan, will offer point-to-point travel to reduce total travel time by decreasing time spent driving to and from an airport before enjoying the benefits of a private jet.

Since inception, the Company has been engaged primarily in developing the design and engineering concepts for the TriFan and seeking funds from investors to fund that development.

Going Concern and Management’s Plans

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. As of December 31, 2021, the Company has cash totaling $4,316,396 current liabilities totaling $10,047,090, and inception-to-date losses totaling $32,419,712, raising substantial doubt about the Company’s ability to continue as a going concern. We anticipate that the Company would run out of funding in the second half of 2022 based on our current cash balance and burn rate.

In order for the Company to continue as a going concern, management’s plan is to expand its financing plans to include potential additional private placement closings and additional investments under Regulations A or CF offerings. Nonetheless, to date the Company has not accomplished a financing of the size needed to put the Company on a stable operating basis. There can be no assurance that the Company will be able to secure additional debt or equity financing, will be able to obtain positive cash flow operations, or that, if the Company is successful in any of those actions, those actions will produce adequate cash flow to enable the Company to meet future obligations. If the Company is unable to obtain additional debt or equity financing, operations may need to be reduced or ceased. The inability or failure to secure adequate debt or equity financing could adversely affect the Company’s business, financial condition, and results of operations.

Cash

The Company holds cash in checking accounts. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it holds cash. The Company had no cash in excess of FDIC insured balances as of December 31, 2021 and 2020.

Property and Equipment, net

Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, generally two to ten years.

Intangible Assets

Intangible assets are recorded at historical cost. These assets are related to legal costs incurred in pursuing patents and trademarks to protect the Company’s intellectual property. If the Company determines it will abandon these efforts, or if the United States Patent and Trademark Office indicates the patents or trademarks will not be accepted, all capitalized cost would be expensed immediately. The Company amortizes patents over a 15-year life once awarded.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

As of December 31, 2021 and 2020, costs totaling $402,401 and $390,492 associated with patents and trademarks had been recorded, respectively. As of December 31, 2021 and 2020, accumulated amortization was $100,437 and $74,111, respectively. Amortization expense of $26,326 and $38,138 has been recorded for the years ended December 31, 2021 and 2020, respectively.

Research and Development

Research and development costs of the Company are expensed as incurred. These costs relate to the design and creation of the TriFan and include personnel expenses, costs of consulting, and computer expenses and software costs. For the years ended December 31, 2021 and 2020, the Company incurred research and development costs of $2,672,477 and $78,196, respectively.

Selling and Marketing

The cost of selling and marketing is expensed as incurred. For the years ended December 31, 2021 and 2020, the Company incurred advertising and promotion expenses of $358,446 and $325,851, respectively. As of December 31, 2021 and 2020, the Company had no accrued advertising expense recorded as liabilities in the accompanying balance sheets.

General and Administrative

General and administrative expenses consist of personnel expenses, including salaries, benefits, and stock-based compensation, related to executive management, finance, engineering, and selling and marketing functions. Other costs include contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, including depreciation, rent, information technology costs and utilities.

Income Taxes

The Company converted from an S corporation for tax purposes to a C corporation effective September 26, 2016. The Company follows guidance for income taxes and uncertain tax positions. Deferred income taxes are provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. Tax positions meeting the more-likely-than-not recognition threshold are measured in accordance with accounting guidance. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Interest and penalties associated with tax positions are recorded in the period assessed as general and administrative expenses. However, no interest or penalties have been assessed as of December 31, 2021.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

Long-Lived Assets

Long-lived assets principally include intangible assets. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable.

An impairment is measured by comparing expected future cash flows (undiscounted and before interest) to the carrying value of the assets. If impairment exists, the amount of impairment is measured as the difference between the net book value of the assets and their estimated fair value. The Company believes that no impairment of any long-lived assets existed at December 31, 2021 and 2020.

Leases

Leases are evaluated and recorded as capital leases if one of the following is true at inception: (a) the present value of minimum lease payments meets or exceeds 90% of the fair value of the asset, (b) the lease term is greater than or equal to 75% of the economic life of the asset, (c) the lease arrangement contains a bargain purchase option, or (d) title to the property transfers to the Company at the end of the lease. The Company had no capital leases as of December 31, 2021.

Rent expense under the corporate office operating lease, which is month-to-month, totaled $3,582 and $1,791 for the years ended December 31, 2021 and 2020, respectively. The Company also has an operating lease for software, which is for a 12-month term expiring on November 30, 2022. Under the software lease, the Company expensed $10,625 for the year ended December 31, 2021, and will make lease payments totaling $112,695 during 2022. Rent and software lease expenses are included in general and administrative expenses.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

Convertible Warrant Liabilities and Common Stock Warrants

Freestanding warrants to purchase shares of the Company’s common stock are classified as liabilities on the balance sheets at their estimated fair value when the warrant holder has the option to elect to receive cash value for the warrants and, therefore, may obligate the Company to transfer assets at some point in the future. Such common stock warrants are recorded at fair value upon issuance and are subject to remeasurement to their respective estimated fair values. At the end of each reporting period, changes in the estimated fair value of such common stock warrants are recorded in the statements of operations. The Company will continue to adjust the liability associated with the liability classified common stock warrants for changes in the estimated fair value until the earlier of the exercise or expiration of the common stock warrants.

The Company issued common stock warrants in connection with the execution of certain debt financings during the years ended December 31, 2021 and 2020 and in exchange for professional services rendered to the Company. Common stock warrants that are not considered derivative liabilities are accounted for at fair value at the date of issuance in additional paid-in capital. The fair value of these common stock warrants is determined using the Black-Scholes option-pricing model.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

The Company incurred stock-based compensation charges of $12,467,732 and $302,820 for each of the years ended December 31, 2021 and 2020, respectively, which are included in general and administrative expenses.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

As the Company is in a net loss position as of December 31, 2021 and 2020, all dilutive items are anti-dilutive and therefore basic net loss per share equals diluted net loss per share. Potentially dilutive items outstanding as of December 31, 2021 and 2020 include stock options (Note 6), warrants (Note 7), and convertible notes (Note 4).

Customer Deposits

The Company periodically enters into aircraft reservation agreements that include a deposit placed by a potential customer. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. The Company records such advance deposits as a liability and defers the related revenue recognition until delivery of an aircraft occurs, if any.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB issued ASU No. 2016-02, Leases (Topic 842). In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, which provides clarification to ASU No. 2016-02. These ASUs require an entity to recognize a lease liability and a ROU asset in the balance sheets for leases with lease terms of more than 12 months. Lessor accounting is largely unchanged, while lessees will no longer be provided with a source of off-balance-sheet financing. This guidance is effective for fiscal years beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. As of December 31, 2021, the Company did not have any operating or financing leases with a lease term of more than 12 months.

On August 5, 2020, the FASB issued Accounting Standards Update 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). The ASU simplifies accounting for convertible instruments by removing the Beneficial Conversion Feature (BCF) separation model required under current U.S. Generally Accepted Accounting Principles (GAAP). The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

The Company elected to early adopt ASU 2020-06 and therefore applied the guidance to convertible debt instruments outstanding in which a BCF was previously recognized. The Company elected the modified retrospective method of adoption which resulted in a $1,114,771 adjustment to the opening balance of retained earnings and APIC as of January 1, 2021.

Changes to Previously Issued Financial Statements

Certain balances were reclassified from prior year presentation to conform to current year presentation. These changes did not have a material impact to these financial statements.

Note 2 – Balance Sheet Components

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
	2021	2020
Prepaid software	$67,188	$-
Prepaid insurance	8,202	-
Deposits	4,000	-
	$79,390	$-

Property and Equipment, Net

Property and equipment, net consisted of $31,631 of computer equipment as of December 31, 2021. The Company had no property and equipment as of December 31, 2020. Depreciation expense for the year ended December 31, 2021 was $3,661 and is included in general and administrative expenses.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following:

	December 31,
	2021	2020
Accrued bonus and commissions	$40,000	$-
Accrued compensation and benefits	80,113	-
Accrued payroll taxes	3,985	-
Accrued other	19,396	48,704
	$143,494	$48,704

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

Note 3 – Revolving Line-of-Credit – Related Party

On January 1, 2016, the Company entered into a revolving line-of-credit with a stockholder of the Company, which allowed the Company to borrow up to $250,000. As of December 31, 2020, the balance on the revolving line-of-credit was $85,791 and accrued interest payable was $17,667.

During 2021, the revolving-line-of-credit was cancelled and the outstanding principal and accrued interest balances were combined into a new convertible note (See Note 4: Convertible Note – 2021 [a]).

Interest expense on this line of credit for the years ended December 31, 2021 and 2020 was $1,503 and $2,878, respectively

Note 4 – Convertible and Promissory Notes

The following table summarizes the status of the Company’s related party convertible and promissory notes as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Current:
Convertible Note - 2021 [a]	$1,007,323	$-
Convertible Note - 2015 [b]	-	763,176
Convertible Note - 2015 [c]	-	24,268
Convertible Note - 2017 [d]	30,000	-
Promissory Note - 2019 [e]	-	50,000
Promissory Note - 2019 [f]	33,984	-
Convertible and promissory notes - related party	$1,071,307	$837,444

Long-term:
Convertible Note - 2021 [g]	$2,500,000	$-
Convertible Note - 2017 [h]	1,254,529	982,782
Convertible Note - 2018 [i]	550,000	550,000
Convertible Note - 2019 [j]	60,000	60,000
Convertible Note - 2017 [d]	-	30,000
Promissory Note - 2019 [f]	-	85,984
Unamortized Discounts	(852,708)	(548,284)
Unamortized Loan Fees	(210,667)	-
Convertible and promissory notes - related party	$3,301,154	$1,160,482

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

Convertible Note – 2021 [a]

On December 31, 2021, the Company and the related party note holder agreed to combine the revolving-line-of-credit (Note 3), Convertible Note – 2015 [b], and Promissory Note – 2019 [e] into a new convertible note. The new convertible note has a principal amount of $1,007,323 and accrues interest at a rate of 4% compounded annually, provided that on and after the maturity dates (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 10% per annum. The convertible note matures upon the Company securing different levels of investment from third parties as follows:

•	$250,000 matures once the Company receives at least $20.0 million in total from investors;

•	$250,000 matures once the Company receives at least $25.0 million in total from investors;

•	$250,000 matures once the Company receives at least $30.0 million in total from investors; and

•	$257,323 matures once the Company receives at least $35.0 million in total from investors.

The stockholder has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company. The stockholder, at his option, may cause all or any portion of the unpaid principal and any accrued but unpaid interest to be converted into common stock of the Company (at a conversion price of $1.00 per share) at anytime on or before the fourth maturity date.

Convertible Note – 2015 [b]

In August 2015, the Company entered into a convertible note agreement with a stockholder. The convertible note had a principal amount of $763,176 and accrued interest amount of $122,107 as of December 31, 2020.

During 2021, this convertible note was cancelled and the outstanding principal and accrued interest balances were combined into a new convertible note: Convertible Note – 2021 [a].

Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $22,895 and $22,895, respectively.

Convertible Note – 2015 [c]

During 2015, the Company entered into a convertible note with a shareholder of the Company. In February 2019, the Company reached an agreement with the shareholder to retire the outstanding note in exchange for cash and the return of 2,347,826 shares of Common Stock held by the shareholder once all payments have been made. During 2021, the Company fully repaid the note resulting in the 2,347,826 shares held by shareholder estate being returned to the Company.

As of December 31, 2020, the outstanding balance was $24,268 and accrued interest balance was $5,732. Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $0 and $1,193, respectively.

Convertible Note – 2017 [d]

During 2017, the Company entered into a convertible note with a consultant and stockholder of the Company. The note has a principal amount of $30,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date, interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding on this obligation was $30,000 as of both December 31, 2020 and 2019. Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $3,494 and $3,360, respectively. As of December 31, 2021 and 2020, accrued interest payable on this obligation was $7,455 and $6,961, respectively.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The conversion may occur at any time on or before the maturity date of December 31, 2022.

Promissory Note – 2019 [e]

During 2019, the Company entered into a promissory note with a stockholder of the Company. The note had a principal amount of $50,000 and accrued interest amount of $3,375 as of December 31, 2020.

During 2021, this promissory note was cancelled and the outstanding principal and accrued interest balances were combined into a new convertible note: Convertible Note – 2021 [a].

Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $3,000 and $3,000, respectively.

Promissory Note – 2019 [f]

During 2019, the Company converted outstanding payable balances owed to a consultant and shareholder of the Company into a promissory note. The note has a principal amount of $85,984 and accrues interest at a rate of 5.0% per annum. The principal balance outstanding as of December 31, 2021 and 2020 was $33,984 and $85,984, respectively.

Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $2,466 and $4,299, respectively. As of December 31, 2021 and 2020, accrued interest payable on this obligation was $10,706 and $8,240, respectively. The note matures on July 30, 2022.

Convertible Note – 2021 [g]

During 2021, the Company entered into convertible notes with a syndicate of individuals. The notes have a combined principal amount of $2,500,000 and accrue interest at a rate of 4.0% per annum. In conjunction with the convertible notes, the Company issued stock options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The holder of the note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on May 23, 2024. The share conversion may occur prior to May 23, 2024 upon the occurrence of the Company capital raising $10 million, or upon a change of control.

This convertible note is presented on the balance sheet net of (i) unamortized discounts of $301,786 related to options issued in conjunction with this convertible note (see Note 6), and (ii) unamortized loan costs of $210,667 related to the origination costs of the loan, for a net carrying balance of $1,987,547 as of December 31, 2021.

Interest expense for this obligation was $60,484 for the year ended December 31, 2021. The accrued interest balance was $60,484 as of December 31, 2021.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

Convertible Note – 2017 [h]

During 2017, the Company entered into a convertible note with a consultant and Board member of the Company. The note had a principal amount of $715,000 and accrued interest at a rate of 10.0% per annum. During 2021, the principal and accrued interest on this note (totaling $1,029,539) plus an additional $225,000 of new cash were combined into a new convertible note with a principal balance of $1,254,529 and maturity date of December 31, 2023. The original convertible note was cancelled as part of this new note.

The new note bears interest at a rate of 10.0% per annum, provided that on and after the maturity date interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $120,238 and $80,063, respectively. As of December 31, 2021 and 2020, accrued interest payable on this obligation was $94,090 and $20,605, respectively.

This convertible note is presented on the balance sheet net of unamortized discounts of $461,394 related to warrants issued in conjunction with this convertible note (see Note 7), for a net carrying balance of $793,135 as of December 31, 2021.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The share conversion may occur at any time on or before November 1, 2023.

Convertible Note – 2018 [i]

During 2018, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $550,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2021 and 2020 was $550,000. Interest expense on this obligation for the year ended December 31, 2021 and 2020 was $67,659 and $61,508, respectively. As of December 31, 2021 and 2020, accrued interest payable on this obligation was $194,251 and $126,592, respectively.

In conjunction with this convertible note, the Company issued warrants for the purchase of a total of 100,000 shares of common stock at an exercise price of $1.00 and 100,000 shares of common stock at an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 10 years. This convertible note is presented on the balance sheet net of unamortized discounts of $79,273 related to the warrants issued for a net carrying balance of $470,727 as of December 31, 2021.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Convertible Note – 2019 [j]

During 2019, the Company entered into a convertible note with a consultant of the Company. The note has a principal amount of $60,000 and accrues interest at a rate of 10.0% per annum, provided that on and after the maturity date (noted below) interest shall accrue from and after such date on the unpaid principal and all accrued but unpaid interest of the note at a rate of 12.0% per annum. The principal balance outstanding as of December 31, 2021 and 2020 was $60,000. Interest expense on this obligation for the years ended December 31, 2021 and 2020 was $7,233 and $6,575, respectively. As of December 31, 2021 and 2020, accrued interest payable on this obligation was $19,558 and $12,325, respectively xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

This convertible note is presented on the balance sheet net of unamortized discounts of $10,255 related to warrants issued in conjunction with this convertible note (see Note 7), for a net carrying balance of $49,745 as of December 31, 2021.

The holder of this note has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the Company at a value of $1.00 per share. The note matures on the earlier of [i] 60 days after the Company flies its first prototype of the TriFan 600 or [ii] November 1, 2023. The share conversion may occur at any time on or before November 1, 2023.

Other Notes

SBA Loan - $65,000

On June 3, 2020, the Company entered into a promissory note with the U.S. Small Business Administration (SBA). The note has a principal amount of $65,000 and accrues interest at a rate of 3.75% per annum. Monthly payments commence on June 3, 2021. The note matures on June 3, 2050. The principal balance outstanding as of December 31, 2021 and 2020 was $64,683 and $65,000, respectively. Interest expense on this obligation for the year ended December 31, 2021 and 2020 was 2,597 and $1,416, respectively. As of December 31, 2021 and 2020, accrued interest payable on this obligation was $4,013 and $1,416, respectively. The note is collateralized by tangible and intangible personal assets of the Company.

Note 5 – Joint Venture

On May 31, 2021, the Company entered into a Joint Venture Agreement with Xeriant, Inc. (“Xeriant”) to advance the design and development of the TriFan aircraft. Per the agreement, Xeriant has the right to invest up to a total of $10 million in the Joint Venture (“JV”) . Under a Services Agreement between the Company and the JV, the JV has agreed to fund the Company monthly based upon billings received from the Company for development costs incurred. In exchange for Xeriant’s investment in the JV, the Company has agreed to issue to Xeriant up to 10% of the number of shares of the Company’s fully diluted issued and outstanding common stock immediately prior to the earlier of (i) the Company merging with a publicly-listed special purpose acquisition company (“SPAC” transaction) or into another entity (other than a SPAC) where the Company is valued at not less than $150 million, (ii) the Company raising (either in private placements or in an initial public offering) an aggregate gross proceeds of at least $30 million, (iii) at the election of Xeriant, if Xeriant has made a $10 million investment in the Company, or (iv) May 31, 2023. As of December 31, 2021, the Company received $5,407,580 in funding from the JV.

The Company considered ASC 480-10, Distinguishing Liabilities from Equity, and determined the financing arrangement with Xeriant through the Joint Venture is liability classified since the obligation must be settle by issuing a variable number of the Company’s equity shares. Furthermore, the Company considered ASC 815, Derivatives and Hedging, and determined the obligation should be recorded at fair value and marked to market periodically. Accordingly, the Company recorded a $309,672 fair value adjustment to the obligation for the period ending December 31, 2021. See Note 9 for discussion of fair value.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

Note 6– Stockholders’ Deficit

The Company has authorized 100,000,000 shares of $0.001 par value common stock.

Regulation CF Crowdfunding

On January 2, 2020, the Company initiated a new Reg CF filing that offered shares for sale at a value of $1.50 per share. During 2020, the Company completed closings under this Reg CF filing and sold 218,042 shares of common stock at a value of $1.50 per share for gross proceeds of $327,320 to 345 individual investors. During 2021, the Company completed closings under this Reg CF filing and sold 389,020 shares of common stock at a value between $1.36 and $1.50 per share for gross proceeds of $536,091 to 564 individual investors. Proceeds of $0 and $79,153 were held in escrow as of December 31, 2021 and 2020, respectively, and recorded as an asset on the balance sheet. This offering was closed during May 2021.

Offering costs totaling $75,193 and $39,334 from the offerings were incurred during 2021 and 2020, respectively.

Issuances and Forfeitures of Common Stock

During 2021, the Company issued 162,500 shares of common stock between $1.30 and $1.50 per share for gross proceeds of $230,000. During 2021, an investor forfeited 2,347,826 common shares as part of a loan payoff agreement (See Note 4: Convertible Note – 2015 [c]).

Share Compensation

During 2020, the Company issued 86,667 shares of common stock to various service providers in exchange for services performed for the Company. These shares were valued by the Company at the common stock offering price of $1.50 per share in its Regulation CF offerings live at the time. Total compensation expense recorded for the year ended December 31, 2020 under these arrangements was $130,000.

Issuance of Previously Legally Obligated Shares Never Issued

During 2020, the Company issued 340,136 shares to a former consultant in which share compensation was awarded per the consulting agreement and accrued during 2015. However, the shares were not officially granted and registered until 2020. Because the award liability was previously accrued in 2015, the Company recognized no compensation expense in 2020.

Stock Option Plan

During 2017, the Company adopted the 2017 Employee and Consultant Stock Ownership Plan (“2017 Plan”), which was amended in 2021 to increase the maximum shares eligible to be granted under the Plan. The Company may issue awards up to a maximum of 30,000,000 common shares in the form of restricted stock units and stock options to employees, directors, and consultants.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

Under the 2017 Plan, stock options are generally granted with an exercise price equal to the estimated fair value of the Company’s common stock, as determined by the Company’s Board of Directors on the date of grant. Options generally have contractual terms of ten years. Incentive stock options (ISO) may only be granted to employees, whereas all other stock awards may be granted to employees, directors, consultants and other key persons.

As of December 31, 2021, the Company had 20,815,405 options outstanding comprised of (i) 17,465,405 fully vested options granted to employees, directors, consultants and other key persons, and (ii) 3,350,000 unvested options granted to employees that vest over a 4-year period (20% in 2022, 20% in 2023, 20% in 2024, and 40% in 2025).

The Company valued the stock options using the Black-Scholes model with the following assumptions: expected term - 5 years; volatility between 73.85% - 86.5%; risk free yield between 0.36% and 1.27%; dividend rate - 0%; stock price between $1.50 - $1.75; exercise price between $1.50 - $1.75.

The total grant date fair value for options issued during 2021 was $16,229,330, which $12,467,732 was recorded as stock-based compensation within general and administrative expenses.

During 2021 and in conjunction with the Convertible Note - 2021 [g] (Note 4), the Company issued options for the purchase of a total of 525,000 shares of common stock at an exercise price of $1.50. The options are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the options determining the options are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the options was $529,361, which has been recorded as a debt discount and additional paid-in-capital on the balance sheet. The debt discount is being accreted to expense through the maturity date of May 23, 2024. For the year ended December 31, 2021, the Company accreted $76,210 of this debt discount to interest expense and $30,517 to loan cost amortization expense. Loan cost amortization of $53,199 for 2021 includes amortization involving the aforementioned stock options ($30,517) and cash paid to brokers ($22,682).

Unrecognized compensation expense as of December 31, 2021 was $3,232,237, which will be amortized to expense over the weighted average remaining term of 3.58 years. There was no unrecognized compensation expense as of December 31, 2020 as all option shares were fully vested.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

See below for a summary of the stock options granted under the 2017 plan:

	2017 Plan	Weighted Average Exercise Price per Share
Outstanding – December 31, 2019	4,700,270	$1.20
Granted	300,000	$1.50
Exercised	-	$-
Expired	-	$-
Forfeitures	-	$-
Outstanding – December 31, 2020	5,000,270	$1.22
Granted	15,815,135	$1.72
Exercised	-	$-
Expired	-	$-
Forfeitures	-	$-
Outstanding – December 31, 2021	20,815,405	$1.60

Exercisable at December 31, 2020	5,000,270	$1.22

Exercisable at December 31, 2021	17,465,405	$1.57

The weighted average Black-Scholes fair value and exercise price of stock options issued in 2021 was $1.05 and $1.72 per share, respectively.

Note 7 – Warrants

The following table summarizes the status of the Company’s common stock warrants at December 31, 2021 and 2020 and changes during the years then ended:

Common stock Warrants	Number of Underlying Shares	Weighted Average Exercise Price per Share
Outstanding – December 31, 2019	1,196,889	$0.82
Granted	60,000	$0.01
Granted	491,391	$1.50
Cancelled	(214,500)	$1.50
Outstanding – December 31, 2020	1,533,780	$0.90
Granted	37,910	$1.50
Granted	627,264	$1.50
Cancelled	(491,391)	$1.50
Expired	(100,000)	$1.00
Outstanding – December 31, 2021	1,607,563	$0.97

During 2020, the Company issued a service provider warrants for 60,000 shares of common stock at an exercise price of $0.01 per share. The warrants are exercisable upon the date of grant through the contractual term of 10 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the grant-date fair value of the warrants was $89,488 which has been recorded to operating expenses and additional paid-in capital.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

During 2021, the Company issued a service provider warrants for 37,910 shares of common stock at an exercise price of $1.50 per share. The warrants were issued to the service provider in conjunction with a previous Reg A crowdfunding campaign in which warrants originally issued increase by 25% every six months until the Company has a liquidity event, as defined in the warrant agreement. The fair value of the warrants was determined to be $41,701. The Company considered accounting guidance and determined that the warrants are liability classified. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire and will not require the Company to pay cash. See Note 9 for discussion of fair value.

During 2021 and in conjunction with the Convertible Note 2017 [h] (Note 4), the Company cancelled 491,391 warrants previously issued with an exercise price of $1.50 and issued 627,264 new warrants with an exercise price of $1.50. The warrants are exercisable upon the date of grant through the contractual term of 5 years. The Company evaluated the warrants determining the warrants are equity classified. Using the Black-Scholes model, the Company determined the net grant-date fair value of the warrants was $634,415, which has been recorded as a debt discount and additional paid-in-capital. The debt discounts are being accreted to interest expense through the maturity date of December 31, 2023. For the year ended December 31, 2021, the Company accreted $173,021 of this debt discount to interest expense.

Warrants granted during 2021 and 2020 were valued using the following Black-Scholes pricing model inputs:

	2021	2020
Risk Free Interest Rate	0.92% - 1.26%	0.55% - 1.67%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	74.00% - 86.50%	86.50%
Expected Life (years)	5.0	5.0
Fair Value per Warrant	$1.01 - $1.10	$1.01 - $1.49

Note 8 - Related Party Transactions

See Notes 3 and 4 for disclosure of related party revolving line-of-credit, promissory notes, and convertible notes.

The Company conducted business with a vendor that is owned by the Company’s former CFO consultant and current stockholder. For the years ended December 31, 2021 and 2020, the Company paid this vendor $27,600 and $25,300, respectively. The Company owed this vendor $0 and $27,600 as of December 31, 2021 and 2020, respectively. The Company also owed its successor CFO, who had since left the Company in June 2022, $0 and $5,000 as of December 31, 2021 and 2020, respectively.

The Company’s former CEO was engaged as a consultant prior to becoming an employee on August 1, 2021. The CEO left the Company on June 14, 2022. For the years ended December 31, 2021 and 2020, the Company paid its former CEO consulting fees of $525,000 and $5,692, respectively. The Company owed the former CEO amounts of $575,000 and $1,112,531 in cash and equity as of December 31, 2021 and 2020, respectively, for compensation earned under a 2019 consulting agreement (which was replaced by an employment agreement effective August 1, 2021).

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

The Company’s founder and majority shareholder provides legal and strategic consulting services for the Company. During 2021, the Company paid the founder $56,000 in consulting fees. As of December 31, 2021, the Company owed the founder $240,000.

The Company conducts business with a number of vendors and consultants that hold common stock, options and / or warrants in the Company that provide various services in the normal course of operations. The Company owed these vendors $10,000 and $161,291 as of December 31, 2021 and 2020, respectively.

Note 9 – Fair Value Measurements

Financial assets and liabilities and nonfinancial assets and liabilities are measured at fair value on a recurring (annual) basis under a framework of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement.  The three levels of the fair value hierarchy are as follows:

Level 1:  Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2:  Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3:  Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

The following table summarizes the Company’s financial assets and liabilities measured on a recurring basis at fair value at December 31, 2021 by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
At December 31, 2021:
Liabilities:
Xeriant obligation	$-	$5,717,252	-	$5,717,252
Warrant liability	-	345,292	-	345,292
	$-	$6,062,544	$-	$6,062,544
At December 31, 2020:
Liabilities:
Warrant liability	$-	$254,159	$-	$254,159
	$-	$254,159	$-	$254,159

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

There were no financial assets and liabilities measured on a non-recurring basis as of December 31, 2021 or December 31, 2020.

The warrants were valued at the time of grant using the Black-Scholes model. Key assumptions include a 5-year term, volatility between 74% - 86.5%, and no expected dividends.

The Xeriant obligation was valued at the Company’s share price of $1.75 (based on an independent valuation) as of December 31, 2021.

Note 10 - Commitments and Contingencies

Consulting Agreements

The Company has a commitment to pay its founder and shareholder, per a 2015 consulting agreement, a cash bonus of $200,000 upon the Company reaching $20 million in total debt and equity fundraising.

Note 11 – Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

There are no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740 “Income Taxes”, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements and have been recorded on the Company’s financial statements for the years ended December 31, 2021 and 2020. The Company does not anticipate a material change to unrecognized tax benefits in the next twelve months.

The income tax provision from operations consists of the following:

	December 31,
	2021	2020
Current
Federal	$-	$-
State	-	-
	$-	$-

Deferred
Federal	$(3,874,334)	$(434,995)
State	(675,241)	(75,813)
Valuation allowance	4,549,575	510,808
	$-	$-

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

A reconciliation between the expected federal income tax rate and the actual tax rate is as follows:

	December 31,
	2021	2020
Computed income taxes at 21% and 21%	$(3,874,334)	$(435,042)

Increase in income taxes resulting from:
State and local income taxes, net of federal impact	(675,241)	(75,822)
Change in valuation allowance	4,549,575	510,808
Change in tax rate	-	-
Non-deductibles and other	-	56
Provision for income taxes	-	-

A summary of deferred tax assets and liabilities are as follows:

	December 31,
	2021	2020
Deferred tax assets
Accrued expenses	$827,369	$447,942
Stock compensation	4,492,096	1,639,251
Loss carryforwards	2,272,273	954,971
Total deferred tax assets	7,591,738	3,042,164
Valuation allowance	(7,591,738)	(3,042,164)
Net deferred tax assets	-	-

At December 31, 2021 and 2020, the Company has federal net operating loss carryforwards of approximately $9,576,255 and $3,872,549, respectively, for income tax purposes that begin to expire starting in 2037. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

As of December 31, 2021, the Company had a federal R&D tax credit for qualified development expenses of $170,207, which is classified as a Tax Receivable on the balance sheet. The Company is eligible to apply the credit against federal payroll taxes as early as Q1 2022.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

xti aircraft company

Notes to Financial Statements

As of December 31, 2021 and 2020 and for the years then ended

Note 12 - Subsequent Events

The Company has evaluated all subsequent events through the auditors’ report date, which is the date the financial statements were available for issuance. There were no subsequent events that required recognition or disclosure in the financial statements, except for the following:

During 2022, the Company executed a purchase order with a customer to deliver 100 TriFan aircraft. In conjunction with this purchase order, the Company issued a warrant for the purchase of a total of 6,357,474 shares of common stock at an exercise price of $0.01. The warrant vests as follows:

•	One third (1/3rd) of the Shares vested in 2022 upon execution of the purchase order agreement;

•	One third (1/3rd) of the Shares shall vest: (i) in the event that the Company is acquired by a special purpose acquisition corporation (SPAC) and the customer, in its sole discretion, invests a minimum of $10 million in any private investment in public entity (PIPE) consummated in connection with such SPAC transaction, or (ii) upon the occurrence of any other Liquidation Event (as defined in the agreement) resulting in change control of the Company; and

•	One third (1/3rd) of the Shares shall vest upon acceptance of delivery and final purchase by the customer of the first TriFan aircraft.

INDEX TO EXHIBITS

Exhibit 2.1	Certificate of Incorporation (AVX Aircraft Technologies, Inc.) -- September 29, 2009 (1)
Exhibit 2.2	Certificate of Amendment to the Certificate of Incorporation (AVX Aircraft Technologies, Inc.) (2)
Exhibit 2.3	Bylaws of AVX Aircraft Technologies, Inc. -- September 30, 2009 (3)
Exhibit 2.4	Certificate of Validation and Certificate of Amendment -- November 10, 2015 (4)
Exhibit 6.1	Consulting Agreement with David E. Brody -- October 1, 2015 (6)
Exhibit 6.2	Consulting Agreement with Answer Engineering, LLP -- May 1, 2014 (7)
Exhibit 6.3	Director Services Agreement with Jeff Pino -- January 1, 2015 (8)
Exhibit 6.4	Consulting Agreement with Dennis Olcott -- January 1, 2015 (9)
Exhibit 6.5	Consulting Agreement with Charles Johnson -- January 1, 2015 (10)
Exhibit 6.6	Consulting Agreement with David A. Bovino -- August 1, 2015 (11)
Exhibit 6.7	Agreement with Acuity Advisors (12)
Exhibit 6.9	Unsecured Convertible Promissory Note with David Brody -- August 31, 2015 (13)
Exhibit 6.10	Promissory Note with Jeffrey Pino -- September 30, 2015 (14)
Exhibit 6.11	Promissory Note with Jeffrey Pino -- December 11, 2015 (15)
Exhibit 6.12	Consulting Agreement with Robert Labelle – February 1, 2017 (16)
Exhibit 6.13	Revolving Credit Promissory Note with David E. Brody – January 1, 2016 (17)
Exhibit 6.14	Convertible Promissory Note with Robert Denehy – October 25, 2017 (18)
Exhibit 6.15	Convertible Promissory Note with Saleem Zaheer – October 30, 2017 (19)
Exhibit 6.17	Amended Convertible Promissory Note with Robert Denehy – November 1, 2018 (20)
Exhibit 6.18	Consulting Agreement with Robert Labelle – January 1, 2019 (21)
Exhibit 6.19	Promissory Note with David E. Brody – November 14, 2019 (22)
Exhibit 6.20	Xeriant Joint Venture Agreement (23)
Exhibit 7	Assignment and Assumption Agreement -- July 30, 2013 (24)

(1) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-1.htm.

(2) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-2.htm.

(3) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-4.htm.

(4) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit2-3.htm.

(5) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit4.htm.

(6) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-1.htm

(7) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-2.htm.

(8) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-3.htm.

(9) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-4.htm.

(10) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-5.htm.

(11) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-6.htm.

(12) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-7.htm.

(13) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-9.htm.

(14) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit6-10.htm.

(15) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460016000066/exhibit611.htm.

(16) Filed as an exhibit to the Company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-12.htm.

(17) Filed as an exhibit to the Company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460017000075/exhibit6-13.htm.

(18) Filed as an exhibit to the Company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-14.htm.

(19) Filed as an exhibit to the Company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420418024044/tv492480_ex6-15.htm.

(20) Filed as an exhibit to the Company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-17.htm.

(21) Filed as an exhibit to the Company’s Form 1-K available here,
https://www.sec.gov/Archives/edgar/data/1638850/000114420419024020/tv520084_ex6-18.htm.

(22) Filed as an exhibit to the Company’s Form 1-K available here,

https://www.sec.gov/Archives/edgar/data/1638850/000110465920052110/tm2017794d1_ex6-19.htm.

(23) Filed as an exhibit to the Company’s Form 1-SA available here,

https://www.sec.gov/Archives/edgar/data/1638850/000110465922078856/tm2219481d1_ex6-20.htm.

(24) Filed as an exhibit to the Company’s Form 1-A available here,
https://www.sec.gov/Archives/edgar/data/1638850/000164460015000027/exhibit7.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTI Aircraft Company
By David E. Brody,
Signature:	/s/ David E. Brody
Chairman of the Board
Date: July 11, 2022

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ David E. Brody
David E. Brody, President and Chairman
Date: July 11, 2022

/s/ Charles Johnson
Charles Johnson, Director

Date: July 11, 2022